Exhibit 12.4

HIGHWOODS REALTY LIMITED PARTNERSHIP

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED UNIT DISTRIBUTIONS

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$42,012	$32,699	$37,059	$21,748	$8,568
Fixed charges	93,035	108,271	111,397	106,540	110,238
Capitalized interest	(4,555)	(8,312)	(9,743)	(5,002)	(2,900)
Distributions of earnings from unconsolidated affiliates	4,103	5,978	4,271	7,335	8,516
Total earnings	$134,595	$138,636	$142,984	$130,621	$124,422

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$81,982	$92,858	$93,894	$93,598	$97,431
Amortization of deferred financing costs	2,760	2,716	2,415	2,375	3,372
Financing obligations interest expense	2,130	2,918	3,930	4,162	5,032
Capitalized interest	4,555	8,312	9,743	5,002	2,900
Interest component of rental expense	1,608	1,467	1,415	1,403	1,503
Total fixed charges	93,035	108,271	111,397	106,540	110,238
Preferred Unit distributions	6,708	9,804	13,477	17,063	27,238
Total fixed charges and Preferred Unit distributions	$99,743	$118,075	$124,874	$123,603	$137,476

Ratio of earnings to fixed charges	1.45	1.28	1.28	1.23	1.13
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.35	1.17	1.15	1.06	0.91